EXHIBIT 3.1

Article III, Section 1(a) of Cleco Corporation’s Bylaws hereby has been amended, effective July 1, 2009, to read in its entirety as follows:

   Section 1.       Certain General Provisions

(a)
Number.  The corporate powers of the Corporation shall be vested in and exercised, and the business and affairs of the Corporation shall be managed, by a board of directors which shall consist of eleven (11) directors.